UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

ICC HOLDINGS, INC.
(Name of Registrant as Specified In Its Charter)

STILWELL ACTIVIST INVESTMENTS, L.P. STILWELL VALUE PARTNERS VII, L.P. STILWELL PARTNERS, L.P. STILWELL ACTIVIST FUND, L.P. STILWELL VALUE LLC JOSEPH STILWELL
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

ICC HOLDINGS, INC.

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2024 ANNUAL MEETING OF SHAREHOLDERS

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SUPPLEMENT DATED MAY 3, 2024 TO THE PROXY STATEMENT OF

STILWELL ACTIVIST INVESTMENTS, L.P.

IN OPPOSITION TO

THE BOARD OF DIRECTORS OF ICC HOLDINGS, INC.

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PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN UNIVERSAL PROXY CARD TODAY

Dear Fellow Shareholders:

Stilwell (as defined below) is one of the largest shareholders of ICC Holdings, Inc. (the “Company” or “ICCH”), which collectively beneficially owns an aggregate of 304,937 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Company, representing approximately 9.70% of the Company’s outstanding shares of Common Stock. Stilwell is furnishing this Proxy Statement Supplement (the “Proxy Supplement”) and accompanying GREEN universal proxy card to the holders of the Common Stock in connection with the solicitation of proxies to elect Joseph D. Stilwell (the “Stilwell Nominee”) to the Board of Directors of the Company (the “Board”) at the Company’s 2024 Annual Meeting of Shareholders scheduled to be held on Friday, June 14, 2024, at 9:00 a.m. Central Daylight Time via live audio webcast, which can only be accessed virtually via the Internet at www.viewproxy.com/ICCH/2024 (including any adjournments, postponements, continuations or reschedulings thereof, the “Annual Meeting”).

Stilwell filed its Definitive Proxy Statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on March 18, 2024. The Company subsequently filed its Definitive Proxy Statement for the Annual Meeting with the SEC on May 1, 2024. This Proxy Supplement discloses certain information about the Annual Meeting included in the Company’s Definitive Proxy Statement that had not been publicly available at the time we filed our Definitive Proxy Statement. Except as specifically modified or supplemented by the information contained in this Proxy Supplement, all information set forth in our Definitive Proxy Statement remains applicable. All capitalized terms not defined herein shall have the meaning ascribed thereto in our Definitive Proxy Statement.

This Proxy Supplement is dated May 3, 2024, and is first being furnished to shareholders of the Company on or about May 3, 2024.

The Company has a classified Board, which is currently divided into three (3) classes. According to the Company’s Definitive Proxy Statement, the terms of three (3) Class I directors expire at the Annual Meeting. As described in more detail below and in our Definitive Proxy Statement, we are soliciting proxies to elect the Stilwell Nominee on the enclosed GREEN universal proxy card. In addition to the election of directors (“Proposal 1”), the other proposals on the agenda to be voted upon by shareholders at the Annual Meeting are (a) the non-binding, advisory approval of the compensation of the Company’s named executive officers (“Proposal 2”) and (b) the ratification of the appointment of Plante Moran, PLLC as the Company’s independent registered public accounting firm for the current fiscal year (“Proposal 3”).

Stilwell and ICCH will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to three (3) nominees on Stilwell’s enclosed GREEN universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. Unless specified otherwise, proxies will be voted “FOR” the election of our Stilwell Nominee to the Board in Proposal 1, “AGAINST” the non-binding, advisory approval of the compensation of the Company’s named executive officers in Proposal 2 AND “FOR” the ratification of the appointment of Plante Moran, PLLC as the Company’s independent registered public accounting firm for the current fiscal year in Proposal 3.

As set forth in the Company’s Definitive Proxy Statement, the Annual Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting, and can be accessed online at www.viewproxy.com/ICCH/2024. To attend, vote and participate in the virtual Annual Meeting, you must register by June 13, 2024, at 5:00 p.m. Central Daylight Time (the “Registration Deadline”) and provide the control number included on your proxy card. After completion of your registration by the Registration Deadline, further instructions, including a unique link to access the Annual Meeting, will be emailed to you. Instructions should also be provided on the voting instruction form provided by your bank, broker or other nominee. The deadline for voting electronically is 11:59 p.m. Eastern Daylight Time, on June 13, 2024. For further information on how to register for the Annual Meeting, please refer to the Company’s Definitive Proxy Statement.

As set forth in the Company’s Definitive Proxy Statement, the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting is April 16, 2024 (the “Record Date”). Shareholders who own shares as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s Definitive Proxy Statement, as of the Record Date, there were 3,142,143 shares of Common Stock outstanding.

In light of the more recent number of shares of Common Stock outstanding reported by the Company in its Definitive Proxy Statement, we are supplementing Stilwell’s stock ownership table set forth in its Definitive Proxy Statement as follows:

SECURITY OWNERSHIP OF BENEFICIAL OWNERS

The table below shows the number of shares of Common Stock beneficially owned by the Beneficial Owners.

Name	Beneficial Ownership	Percent of Class (1)
Stilwell Activist Investments	174,230 shares of Common Stock owned directly, 100 shares of which are held in record name	5.54%
Stilwell Activist Fund	38,704 shares of Common Stock owned directly	1.23%
Stilwell Partners	25,000 shares of Common Stock owned directly	Less than 1%
Stilwell Value Partners VII	66,903 shares of Common Stock owned directly	2.13%
Stilwell Value LLC	304,837 shares of Common Stock owned beneficially (consisting of shares of Common Stock owned directly in the aggregate by Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Value Partners VII, and Stilwell Partners)	9.70%
Mr. Stilwell	304,937 shares of Common Stock owned beneficially (consisting of (i) 304,837 shares of Common Stock owned directly in the aggregate by Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Value Partners VII, and Stilwell Partners and (ii) 100 shares of Common Stock held directly in record name)	9.70%

(1) The percentages are based on 3,142,143 shares of Common Stock outstanding, as of April 16, 2024, as reported in the Company’s Definitive Proxy Statement filed with the SEC on May 1, 2024.

2

IF YOU HAVE SUBMITTED A GREEN UNIVERSAL PROXY CARD AND ARE A SHAREHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN UNIVERSAL PROXY CARD. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY. ONLY YOUR LAST DATED PROXY CARD WILL COUNT.

As noted above, we are soliciting proxies to elect the Stilwell Nominee. Stilwell and ICCH will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to three (3) nominees on Stilwell’s enclosed GREEN universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. Shareholders are permitted to vote for less than three nominees or for any combination (up to three total) of the Stilwell Nominee and the Company’s nominees on the GREEN universal proxy card. We believe the best opportunity for the Stilwell Nominee to be elected is by voting on the GREEN universal proxy card. Stilwell therefore urges shareholders using our GREEN universal proxy card to vote “FOR” the Stilwell Nominee. IMPORTANTLY, IF YOU MARK MORE THAN THREE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s Definitive Proxy Statement. There is no assurance that any incumbent director will serve as a director if our Stilwell Nominee is elected to the Board. For details regarding the qualifications of our Stilwell Nominee, please see our Definitive Proxy Statement filed with the SEC on March 18, 2024. If you need another copy of our Definitive Proxy Statement or this Proxy Supplement, please contact Okapi Partners LLC, which is assisting Stilwell with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this Proxy Supplement.

If you are a shareholder as of the Record Date, all GREEN universal proxy cards that have been submitted since the furnishing of our Definitive Proxy Statement and GREEN universal proxy card remain valid and will be voted at the Annual Meeting as marked. THEREFORE, IF YOU HAVE SUBMITTED A GREEN UNIVERSAL PROXY CARD, AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION, AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN UNIVERSAL PROXY CARD, AND YOU SHOULD DISCARD AND NOT VOTE ANY WHITE PROXY CARDS.

THIS SOLICITATION IS BEING MADE BY STILWELL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

3

STILWELL URGES YOU TO SIGN, DATE AND RETURN THE GREEN UNIVERSAL PROXY CARD IN FAVOR OF THE ELECTION OF THE STILWELL NOMINEE. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED HEREIN AND IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN UNIVERSAL PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.okapivote.com/ICCH

4

SCHEDULE II

The following tables are reprinted from the Company’s Definitive Proxy Statement filed with the SEC on May 1, 2024.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

PRINCIPAL SHAREHOLDERS

Based on filings made under Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), as of April 16, 2024, the only persons known by us to be beneficial owners of five percent or more of the outstanding shares of our common stock were as follows:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Outstanding Common Stock
R. Kevin Clinton(1) 6410 Oakencliffe Lane East Lansing, Michigan 48823	452,459	14.41%

ICC Holdings, Inc. Employee Stock Ownership Plan(2) 225 20th Street Rock Island, Illinois 61201	350,000	11.15%

Mr. Joseph Stillwell(3) 200 Calle del Santo Cristo San Juan, Puerto Rico 00901	304,937	9.71%

Tuscarora Wayne Insurance Company 41908 Route 6 PO Box 4 Wyalusing, Pennsylvania 18853-0007	200,000	6.37%

Rock Island Investors, LLC(4) c/o Domain Capital Advisors, LLC 1230 Peachtree Street NE, Suite 3500 Atlanta, Georgia 30309	196,108	6.25%

James D. Von Maur 6565 Brady Street Davenport, IA 52806	183,641	5.85%

II-1

(1)	Includes R. Kevin Clinton Irrevocable Trust for Avery Anne Clinton u/a/d December 13, 2012, R. Kevin Clinton Irrevocable Trust for Connor Richard Clinton u/a/d December 13, 2012, R. Kevin Clinton Irrevocable Trust for Colleen Casey Clinton u/a/d December 13, 2012, R. Kevin Clinton Irrevocable Trust for Ryan Kevin Clinton u/a/d December 13, 2012, Marilyn J. Clinton Trust Agreement Dated August 29, 2001, and R. Kevin Clinton, IRA. This information is derived from its amendment No. 1 to Schedule 13D/A filed with the SEC on September 12, 2018.
(2)	The Company’s Employee Stock Ownership Plan (ESOP) held 162,501 shares which have been allocated to participants of the plan. The ESOP has no sole voting or sole dispositive power with respect to the allocated shares. Each ESOP participant or beneficiary may direct the ESOP as to the manner in which the shares allocated to each participant under the ESOP are to be voted. The ESOP has sole voting power with respect to all unallocated shares (187,498.4147). With respect to allocated shares for which no votes are received, the ESOP will vote such shares in proportion to the votes cast on behalf of allocated shares for which votes are received. This information is derived from its Amendment No. 6 to Schedule 13G/A filed with the SEC on February 8, 2024.
(3)	Includes Stilwell Activist Investments, L.P. (“Stilwell Activist Investments”), Stilwell Activist Fund, L.P. (“Stilwell Activist Fund”), Stilwell Value Partners VII, L.P. (“Stilwell Value Partners VII”), Stilwell Partners, L.P. (“Stilwell Partners”), Stilwell Value LLC, the general partner of Stilwell Activist Investments, Stilwell Activist Fund, Stilwell Value Partners VII and Stilwell Partners. Mr. Stilwell is the managing member and sole owner of Stilwell Value LLC. This information is derived from the Schedule 14A filed on March 18, 2024. The address of each of the other entities (other than Mr. Stilwell) is 111 Broadway, 12th Floor, New York, New York 10006.
(4)	Includes Domain Capital Advisors, LLC, Domain Capital Group, LLC, Leardo Asset Management, LLC, and Patrick R. Leardo. This information is derived from its Amendment No. 4 to Schedule 13G/A filed with the SEC on February 7, 2024. The address of each of Leardo Asset Management, LLC and Mr. Leardo is 772 Dream Island Road, Longboat Key, Florida 34228.
(5)	Includes James D. von Maur as Custodian for (i) Ana von Maur Uniform Transfers to Minors Account, (ii) James D. von Maur, Jr. Uniform Transfer to Minors Account, and (iii) Otto von Maur Uniform Transfers to Minors Account. This information is derived from his Amendment No. 2 to Schedule 13G/A filed on April 10, 2020

DIRECTORS AND OFFICERS

The following is preliminary information regarding beneficial ownership of the Company’s Common Stock by each director nominee, named executive officer (whose compensation is disclosed in this Proxy Statement), continuing directors, and other executive officers of the Company, including as a group, as of April 16, 2024.*

Name of Individual or Number of Persons in Group	Number of Shares Beneficially Owned(12)	Percent of Outstanding Common Stock(12)
Howard Beck(1)	38,388	1.2%
R. Kevin Clinton(2)	452,459	14.4%
James Dingman(3)	10,000	*
Joel Heriford	—	*
John Klockau(4)	108,000	3.4%
Gerald Pepping(5)	10,000	*
Daniel Portes	5,000	*
Norman Schmeichel(6)	18,980	*
Christine Schmitt	15,000	*
Mark Schwab(7)	20,000	*
Michael Smith(8)	56,844	1.7%
Kathleen Springer(9)	13,338	*
Julia Suiter(10)	13,569	*
Arron Sutherland(11)	78,049	2.4%
All Directors and Executive Officers as a Group (14 persons)	839,627	26.4%

II-2

*Less than 1% of Class.

(1)	Includes (a) 16,000 shares held in Mr. Beck’s 401(k) plan, (b) 9,900 shares held in his IRA, (c) 5,430 shares held in his ESOP account, (d) 125 shares owned through his deceased spouse’s trust, and (e) 6,933 shares directly owned. Excludes 1,266 unvested restricted stock units.
(2)	See footnote (1) to the Principal Shareholders table on previous page.
(3)	Includes 10,000 shares held in joint tenancy.
(4)	Includes 108,000 shares held in a trust.
(5)	Includes 10,000 shares held in a trust.
(6)	Includes (a) 7,500 shares held in Mr. Schmeichel’s 401(k) plan, (b) 6,142 shares held in his ESOP account, and (c) 5,388 shares directly owned. Excludes 4,900 unvested restricted stock units.
(7)	Includes 20,000 shares held in a trust.
(8)	Includes (a) 15,453 shares held in Mr. Smith’s 401(k) plan, (b) 27,280 shares held in his IRA, (c) 5,980 shares held in his ESOP account, and (d) 8,131 shares directly owned. Excludes 5,000 unvested restricted stock units.
(9)	Includes (a) 3,000 shares held in Ms. Springer’s 401(k) plan, (b) 4,867 shares held in her ESOP account, and (c) 5,471 shares directly owned. Excludes 4,400 unvested restricted stock units.
(10)	Includes (a) 2,500 shares held in Ms. Suiter’s 401(k) plan, (b) 5,331 shares held in her ESOP account, and (c) 5,738 shares directly owned. Excludes 4,566 unvested restricted stock units.
(11)	Includes (a) 47,798 shares held in Mr. Sutherland’s 401(k) plan, (b) 150 shares beneficially owned by his minor children, (c) 3,400 shares held in his spouse’s IRA, (d) 7,256 shares held in his ESOP account, and (e) 19,445 shares directly owned. Excludes 14,001 unvested restricted stock units.
(12)	Beneficial ownership has been determined in accordance with Rule 13d-3 under Exchange Act, thereby including, with respect to each individual identified therein, or restricted stock units that vest within 60 days of the record date of April 16, 2024. The numbers of shares reflected in this table have been rounded to the nearest whole number.

The information with respect to beneficial ownership of Common Stock of the Company is based on information furnished to the Company by each individual included in the table.

II-3

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Stilwell urges you to sign, date, and return the enclosed GREEN universal proxy card today to vote FOR Joseph D. Stilwell.

•	If your shares of Common Stock are registered in your own name, please sign and date the GREEN universal proxy card and return it to Stilwell, c/o Okapi Partners LLC today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of such shares of Common Stock, and these proxy materials, together with a GREEN universal voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form for instructions about how to vote electronically. You may also vote by signing, dating and returning the voting form.

As Stilwell is using a “universal” proxy card containing Joseph D. Stilwell as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. Stilwell strongly urges you NOT to sign or return any white proxy cards or voting instruction forms that you may receive from the Company. Even if you return the white management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

If you have any questions or need assistance in voting your shares, please call Stilwell:

Stilwell Activist Investments, L.P.

Attn: Ms. Megan Parisi

111 Broadway, 12th Floor

New York, NY 10006

Direct: 787- 985-2194

info@stilwellgroup.com

Also, please feel free to call our proxy solicitor:

Okapi Partners LLC

Attn: Mr. Jeremy Provost

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Main: 212-297-0720

Shareholders Call Toll-Free: 844-343-2621

info@okapipartners.com

www.okapivote.com/ICCH

▼ DETACH PROXY CARD HERE ▼

PROXY

ICC HOLDINGS, INC. 2024 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY STILWELL ACTIVIST INVESTMENTS, L.P. AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION (COLLECTIVELY, “STILWELL”)

THE BOARD OF DIRECTORS OF ICC HOLDINGS, INC. IS NOT SOLICITING THIS PROXY

The undersigned hereby appoints Mr. Charles Garske, Ms. Megan Parisi and Mr. Luis J. Lopez, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $0.01 per share, of ICC Holdings, Inc. (“ICCH” or the “Company”), which the undersigned is entitled to vote at the Company’s 2024 Annual Meeting of Shareholders scheduled to be on Friday, June 14, 2024, at 9:00 a.m. Central Daylight Time via live audio webcast, which can only be accessed virtually via the Internet at www.viewproxy.com/ICCH/2024 (including any adjournments, postponements, continuations or reschedulings thereof, the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned shareholder. Unless otherwise specified, this proxy will be voted “FOR” the Stilwell Nominee, “AGAINST” the non-binding, advisory proposal to approve the compensation of the Company’s named executive officers, and “FOR” the ratification of the appointment of Plante Moran, PLLC as the Company’s independent registered public accounting firm. This proxy revokes all prior proxies given by the undersigned.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting. Stilwell’s Proxy Statement and form of GREEN universal proxy card are available at www.okapivote.com/ICCH.

For registered shares, your proxy must be received by 11:59 p.m. Eastern Time the day before the Annual Meeting date.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

▼ DETACH PROXY CARD HERE ▼

[X] Please mark vote as in this example

Stilwell recommends that you vote “FOR” the Stilwell Nominee and DO NOT vote “FOR” the Company’s nominees listed below in Proposal 1.

You may submit votes “FOR” up to three nominees in total. You are permitted to vote for less than three nominees. Importantly, if you mark more than three “FOR” boxes with respect to the election of directors, all of your votes for the election of directors will be deemed invalid. If you mark fewer than three “FOR” boxes with respect to the election of directors, this proxy card, when duly executed, will be voted only “FOR” those nominees you have so marked.

1.	ELECTION OF THREE PERSONS TO SERVE AS DIRECTORS OF THE COMPANY

STILWELL NOMINEE	FOR	WITHHOLD
a) Joseph D. Stilwell	☐	☐

NOMINEES OF THE COMPANY OPPOSED BY STILWELL	FOR	WITHHOLD
a) James R. Dingman	☐	☐
b) John R. Klockau	☐	☐
c) Gerald J. Pepping	☐	☐

Stilwell recommends you vote “AGAINST” Proposal 2.

2.	NON-BINDING, ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS
☐ FOR	☐ AGAINST	☐ ABSTAIN

Stilwell recommends you vote “FOR” Proposal 3.

3.	RATIFICATION OF THE APPOINTMENT OF PLANTE MORAN, PLLC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE CURRENT FISCAL YEAR
☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.